Aberdeen Funds 5 Tower Bridge 300 Barr Harbor Drive, Suite 300 West Conshohocken, PA 19428

April 17, 2009

VIA EDGAR U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549-9303

Attention: Mr. Vincent DiStefano

                       Re: Aberdeen Funds
                             File Nos. 811-22132 and 333-146680

Dear Mr. DiStefano:

     On behalf of Aberdeen Funds (the “Registrant”) and the Aberdeen Global Fixed Income Fund, Aberdeen Global Small Cap Fund, Aberdeen International Focus Fund, Aberdeen Asia Bond Fund and Aberdeen International Focus Portfolio, below you will find the Registrant’s responses to the comments conveyed by you on March 23, 2009, with regard to Post-Effective Amendment No. 8 (the “Amendment”) to the Registrant’s registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 6, 2009, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”) to register shares of the Aberdeen Global Fixed Income Fund, Aberdeen Global Small Cap Fund, Aberdeen International Focus Fund, Aberdeen Asia Bond Fund and Aberdeen International Focus Portfolio (each a “Fund,” and together the “Funds”).

     Below we have provided the text at issue, your comment and the Registrant’s response. These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

     1. Text: Section 1 Fund Summary & Performance: Principal Strategies and Principal Risks and Section 2 Fund Details.

        Comment: Please confirm in your response letter that all principal investment strategies and principal investment risks for each Fund have been disclosed in the Prospectus. Also, summarize all principal strategies and principal risks (per Item 2 of Form N-1A) and provide expanded disclosure for the principal strategies and principal risks (per Item 4 of

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Form N-1A). In Section 2 Fund Details, identify the fund(s) that each listed risk applies to.

       Response: The Registrant has added disclosure to page 1 of each Prospectus that briefly summarizes the principal strategies and identifies the principal risks of each Fund. Additionally, within the Section 1 Fund Summary & Performance: Principal Strategies and Principal Risks, the Registrant has added additional disclosure regarding the principal risks and has revised the description of the Aberdeen Global Fixed Income Fund’s principal investment strategies as they relate to the use of derivatives. For each Fund, the Registrant has listed what it believes to be the principal risks attributable to the principal strategies disclosed. The Amendment initially contained one Prospectus and one Statement of Additional Information. In the post-effective amendment to be filed, the Registrant intends to separate the Aberdeen Asia Bond Fund (to be renamed the Aberdeen Asia Bond Institutional Fund) and the Aberdeen International Focus Portfolio (to be renamed the Aberdeen International Equity Institutional Fund) from the combined Prospectus so that the Aberdeen Asia Bond Fund and Aberdeen International Focus Portfolio will each have their own separate Prospectus. The Statement of Additional Information will continue to include all of the Funds. The Section 2 Fund Details of these Prospectuses has been revised to reflect only the risks attributable to the Aberdeen Asia Bond Fund or Aberdeen International Focus Portfolio, as the case may be. The Aberdeen Global Fixed Income Fund and Aberdeen Global Small Cap Fund are contained within one Prospectus. As such, we have revised Section 2 Fund Details so that the Prospectus identifies which risk applies to which Fund. The Aberdeen International Focus Fund will not be offered and will not be included in the post-effective amendment filing.

       2. Text: Asia Bond Fund: Section 1 Fund Summary & Performance: Principal Strategies. The second sentence in the first paragraph states: “As a non-fundamental policy, under normal market conditions, the Fund invests at least 80% of the value of its net assets, plus any borrowings for investment purposes, in … derivatives that reflect the performance of bonds of Asian issuers.”

         Comment: Rule 35d-1 under the Investment Company Act of 1940, as amended provides that a “name suggesting that the Fund focuses its investments in a particular country or geographic region” is misleading unless the “Fund has adopted a policy to invest, under normal circumstances, at least 80% of the value of its Assets in investments that are tied economically to the particular country or geographic region suggested by its name.” Please explain supplementally how investing in

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derivatives that reflect the performance of bonds of Asian issuers is consistent with the requirements of Rule 35d-1.

        Response: The release adopting Rule 35d-1 (Release No. 24828) notes that Rule 35d-1 as initially proposed would have required investment companies to invest in securities that met certain criteria. The SEC, in response to commenters, decided to “allow an investment company the flexibility to invest in additional types of investments that… expose the company's assets to the economic fortunes and risks of the country or geographic region indicated by its name.” In footnote 26 of the adopting release, the SEC provided as an example of those additional types of investments an investment company’s use of a foreign stock index futures contract traded on a U.S. commodities exchange, “which … could expose the investment company to the economic fortunes and risks of the geographic region covered by the index.” Therefore, based on the adopting release, the Registrant believes that investing in derivatives that reflect the performance of bonds of Asian issuers is consistent with exposing the investment company to the economic fortunes and risks relating to bonds of Asian issuers.

The Registrant also notes that the Aberdeen Asia Bond Fund has been organized as a shell portfolio in order to acquire the Credit Suisse Asia Bond Portfolio of the Credit Suisse Institutional Fund, Inc. (SEC File No. 811-06670), an investment company that is registered with the SEC and operating since May 1, 2007. The Aberdeen Asia Bond Fund’s 80% policy that includes the ability to invest in derivatives that reflect the performance of bonds of Asian issuers is identical to that currently being disclosed by the Credit Suisse Asia Bond Portfolio.

      3. Comment: If a Fund’s portfolio turnover rate exceeds or is expected to exceed 100% it should be disclosed in the Prospectus and disclosure should be added regarding the downside of a high portfolio turnover rate.

          Response: The disclosure on risks of turnover in excess of 100% has been added to the Funds where it is anticipated to be applicable.

      4. Text: Section 1 Fund Summary & Performance: Principal Strategies.

          Comment: If a Fund will be investing in derivatives as a principal investment strategy, identify the derivatives that will be used and describe the risks attributed to each particular derivative.

          Response: For those Funds that use derivatives as a principal investment strategy, the derivatives each Fund anticipates using have been identified in Section 1 Fund Summary & Performance: Principal Strategies, and a

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corresponding principal risk disclosure relating to the risk of using derivatives has been included in the principal risks section.

      5. Text: Statement of Additional Information: Description of Portfolio Instruments and Investment Policies: Asian Risk.

         Comment: Consider supplementing Asian Risk disclosure in the Prospectus with the disclosure on Asian Risk from the Statement of Additional Information.

         Response: Additional disclosure from the Statement of Additional Information has been moved into the Prospectus.

     6. Comment: If investing in emerging market securities is a principal strategy of the funds (i.e., more than 10% of the Fund’s assets are invested in emerging market securities), disclose in Section 1 Fund Summary and Performance the principal risks associated with emerging market securities. See Global Fixed Income Fund, Global Small Cap Fund, International Focus Fund and International Focus Portfolio. Each Fund may invest more than 10% of its assets in emerging markets but does not disclose it as a principal investment risk.

        Response: To the extent that a Fund invests more than 10% of its assets in emerging markets, a corresponding principal risk relating to investing in emerging markets has been added to the Fund’s disclosure.

     7. Comment: If the International Focus Fund or International Focus Portfolio is non-diversified, please state so in the Prospectus.

         Response: As noted above, the Aberdeen International Focus Fund will not be offered by the Registrant. However, the Aberdeen International Focus Portfolio (to be renamed the Aberdeen International Equity Institutional Fund) will be a diversified investment company as defined in the Investment Company Act of 1940, as amended.

     8. Comment: Please explain in the response letter the differences between the Aberdeen International Focus Fund and the Aberdeen International Focus Portfolio and how shareholders will distinguish whether to invest in one Fund or the other.

         Response: As noted above, the Aberdeen International Focus Fund will not be offered by the Registrant.

     9. Text: Section 3 Fund Management: Portfolio Management.

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        Comment: With specificity, disclose the last 5 years of employment for each person listed.

        Response: The Registrant has added clarification for certain portfolio managers regarding the length of time that they were employed at certain positions.

     In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

     Please do not hesitate to contact Kenneth L. Greenberg at (215) 564-8149 or Katherine R. Mason at (215) 564-8006, if you have any questions or wish to discuss any of the responses presented above.

                                                                                      Very truly yours,

                                                                                      /s/ Lucia Sitar
                                                                                      Lucia Sitar, Esq.
                                                                                      Assistant Secretary
                                                                                      Aberdeen Funds